CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SSR Mining Inc.	Financial Statements Year-End 2017 | 1

SSR Mining Inc.	Financial Statements Year-End 2017 | 2

Management's Report
SSR Mining Inc. (formerly Silver Standard Resources Inc.)

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators and the Securities and Exchange Commission as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.
PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in their report which appears herein.

"Paul Benson"	"Gregory Martin"
Paul Benson	Gregory Martin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 22, 2018

SSR Mining Inc.	Financial Statements Year-End 2017 | 3

Report of Independent Registered Public Accounting Firm
SSR Mining Inc. (formerly Silver Standard Resources Inc.)

To the Shareholders and Board of Directors of SSR Mining Inc.

Opinions on the consolidated financial statements and internal control over financial reporting

We have audited the consolidated statements of financial position of SSR Mining Inc. (formerly Silver Standard Resources Inc.) and its subsidiaries, (the company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions
The company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting, included in Management’s Discussion and Analysis. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally

SSR Mining Inc.	Financial Statements Year-End 2017 | 4

Report of Independent Registered Public Accounting Firm
SSR Mining Inc. (formerly Silver Standard Resources Inc.)

accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada
February 22, 2018
We have served as the company's auditor since 1989.

SSR Mining Inc.	Financial Statements Year-End 2017 | 5

Consolidated Statements of Financial Position
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(expressed in thousands of United States dollars)

	Note	December 31	December 31
		2017	2016
		$	$
Current assets
Cash and cash equivalents	4	459,864	327,127
Trade and other receivables	5	38,052	58,437
Marketable securities	6	114,001	148,944
Inventory	7	182,581	154,915
Held for sale	9	1,418	12,097
Other	8	3,681	2,720
		799,597	704,240
Non-current assets
Property, plant and equipment	9	658,629	663,828
Deferred income tax assets	10	—	1,096
Goodwill	3	49,786	49,786
Other	8	29,442	19,738
Total assets		1,537,454	1,438,688

Current liabilities
Trade and other payables	12	60,153	61,500
Provisions	13	11,313	82,806
		71,466	144,306
Non-current liabilities
Deferred income tax liabilities	10	114,576	116,887
Provisions	13	94,304	55,562
Debt	14	233,180	220,054
Total liabilities		513,526	536,809

Shareholders' equity
Share capital	15	1,047,233	1,043,555
Other reserves	16	24,998	(1,014)
Equity component of convertible notes	14	68,347	68,347
Deficit		(139,693)	(209,009)
Total shareholders' equity attributable to SSR Mining shareholders		1,000,885	901,879
Non-controlling interest	16	23,043	—
Total equity		1,023,928	901,879
Total liabilities and equity		1,537,454	1,438,688

Commitments (note 7, 9 and 23(c))
Events after the reporting date (note 6 and 9)
The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors and authorized for issue on February 22, 2018

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

SSR Mining Inc.	Financial Statements Year-End 2017 | 6

Consolidated Statements of Income
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(expressed in thousands of United States dollars, except for per share amounts)

	Note	2017	2016
		$	$
Revenue		448,773	490,986
Cost of sales	17	(335,510)	(336,980)
Income from mine operations		113,263	154,006

General and administrative expenses	17	(20,307)	(22,091)
Exploration, evaluation and reclamation expenses		(15,981)	(14,553)
Business acquisition costs	3	—	(4,757)
Impairment reversal	9	24,357	—
Operating income		101,332	112,605

Gain on sales of exploration and evaluation assets	8	—	6,522
Interest earned and other finance income	18	6,130	1,766
Interest expense and other finance expenses	18	(34,870)	(25,968)
Other expenses	19	(3,067)	(5,810)
Foreign exchange gain (loss)		5,062	(8,130)
Income before tax		74,587	80,985

Income tax expense	10	(3,121)	(16,028)

Net income		71,466	64,957
Attributable to:
Equity holders of SSR Mining		69,316	64,957
Non-controlling interest		2,150	—

Net income per share attributable to equity holders of SSR Mining
Basic	20	$0.58	$0.63
Diluted	20	$0.57	$0.62
The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2017 | 7

Consolidated Statements of Comprehensive Income
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(expressed in thousands of United States dollars)

	Note	2017	2016
		$	$
Net income		71,466	64,957
Other comprehensive income
Items that will not be reclassified to net income:
Gain on marketable securities, at FVTOCI, net of tax ($4,729) and ($7,603)		25,948	51,161
Items that may be subsequently reclassified to net income:
Unrealized gain on effective portion of derivative, net of tax ($246) and ($208)		526	710
Other comprehensive income		26,474	51,871

Total comprehensive income		97,940	116,828
Attributable to:
Equity holders of SSR Mining		95,790	116,828
Non-controlling interest		2,150	—
The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2017 | 8

Consolidated Statements of Changes in Shareholders' Equity
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(expressed in thousands of United States dollars)

	Note	Common Shares		Other reserves (note 16)	Equity component of convertible notes		Total equity attributable to equity holders of SSR Mining
		Shares	Amount			Deficit		Non-controlling interest	Total equity
		000's	$	$	$	$	$	$	$
Balance, January 1, 2016		80,826	707,607	(54,805)	68,347	(273,966)	447,183	—	447,183
Shares and options issued pursuant to the acquisition of Seabee Gold Operation, net of share issuance costs	3	37,394	324,990	4,045	—	—	329,035	—	329,035
Exercise of stock options	15	1,181	10,958	(4,258)	—	—	6,700	—	6,700
Equity-settled share-based compensation	15	—	—	2,133	—	—	2,133	—	2,133
Total comprehensive income for the year		—	—	51,871	—	64,957	116,828	—	116,828
Balance, December 31, 2016		119,401	1,043,555	(1,014)	68,347	(209,009)	901,879	—	901,879

Exercise of stock options	15	440	3,678	(1,339)	—	—	2,339	—	2,339
Equity-settled share-based compensation	15	—	—	2,219	—	—	2,219	—	2,219
Recognition of joint venture	3	—	—	(1,342)	—	—	(1,342)	18,573	17,231
Funding from non-controlling interest		—	—	—	—	—	—	2,320	2,320
Total comprehensive income for the year		—	—	26,474	—	69,316	95,790	2,150	97,940
Balance, December 31, 2017		119,841	1,047,233	24,998	68,347	(139,693)	1,000,885	23,043	1,023,928
The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2017 | 9

Consolidated Statements of Cash Flows
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(expressed in thousands of United States dollars)

	Note	2017	2016
		$	$
Cash flows from operating activities
Net income for the year		71,466	64,957
Adjustments for:
Depreciation, depletion and amortization		102,482	76,169
Net finance expense		26,467	22,507
Impairment reversal		(24,357)	—
Income tax expense		3,121	16,028
Non-cash foreign exchange (gain) loss		(4,373)	2,069
Net changes in non-cash working capital items	25	(4,886)	9,186
Other operating activities	25	3,610	6,405
Cash generated in operating activities before interest and taxes		173,530	197,321
Moratorium paid		(9,270)	—
Interest paid		(15,235)	(8,087)
Income taxes paid		(4,300)	(18,550)
Cash generated by operating activities		144,725	170,684
Cash flows from investing activities
Purchase of plant and equipment		(28,897)	(42,272)
Capitalized stripping costs		(22,863)	(32,624)
Underground mine development costs		(8,294)	(5,377)
Chinchillas project costs		(11,432)	—
Capitalized exploration costs		(5,368)	(5,797)
Closing payment on formation of joint venture, net of cash acquired		(12,972)	—
Proceeds from sale of marketable securities		68,641	4,969
Cash received on Seabee Gold Operation acquisition, net of share exchange payment		—	16,753
Interest received		3,944	1,670
Tax deposit recovered	10	—	18,243
Other		1,747	1,171
Cash (used) in investing activities		(15,494)	(43,264)
Cash flows from financing activities
Proceeds from exercise of stock options		2,281	6,700
Funding from non-controlling interest		2,320	—
Repayment of bank loan		—	(3,845)
Repayment of Seabee Gold Operation credit facility	3	—	(13,707)
Share issuance fees on Seabbee Gold Operation acquisition		—	(212)
Cash generated (used) by financing activities		4,601	(11,064)
Effect of foreign exchange rate changes on cash and cash equivalents		(1,095)	(1,091)
Increase in cash and cash equivalents		132,737	115,265
Cash and cash equivalents, beginning of year		327,127	211,862
Cash and cash equivalents, end of year		459,864	327,127
Supplemental cash flow information (note 25)
The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2017 | 10

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR Mining"), formerly Silver Standard Resources Inc., is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. On May 4, 2017 our shareholders approved a name change to SSR Mining Inc., with the name change becoming effective on August 1, 2017. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)	Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The comparative information has also been prepared on this basis, details of which are given below.
These statements were authorized for issue by the Board of Directors on February 22, 2018.
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires us to exercise our judgment in the process of applying our accounting policies. The areas involving judgment or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2(u).

b)	Accounting convention
These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2(r).
c)Basis of consolidation
These consolidated financial statements incorporate the financial statements of SSR Mining Inc. and all of our subsidiaries (note 24(b)).
(i)    Subsidiaries
Subsidiaries are all entities (including structured entities) over which we have control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

SSR Mining Inc.	Financial Statements Year-End 2017 | 11

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to us until the date that control ceases.
All intercompany transactions and balances have been eliminated on consolidation.
d)Business combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to us and our shareholders. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to us and our shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with our inputs and processes or we could easily replicate the processes to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, we consider other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

▪	Has begun planned principal activities;

▪	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

▪	Is pursuing a plan to produce outputs; and

▪	Will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair value of the assets and liabilities transferred. The results of businesses acquired during the period are included in the consolidated financial statements from the date of acquisition. The identifiable assets, liabilities and contingent liabilities of the businesses which can be measured reliably are recorded at fair values at the date of acquisition. Provisional fair values are finalized within 12 months of the acquisition date. Acquisition-related costs are expensed as incurred. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
e)Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which the particular entity operates (the “functional currency”). SSR Mining and all of our subsidiaries have a functional currency of United States dollars.
The consolidated financial statements are presented in United States dollars.
(ii)   Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

SSR Mining Inc.	Financial Statements Year-End 2017 | 12

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(iii)  Subsidiaries
The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

▪	Assets and liabilities are translated at the period-end exchange rate;

▪	Income and expenses for each statement of income are translated at average exchange rates for the period; and

▪	All resulting exchange differences are recognized in other comprehensive income ("OCI") as cumulative translation adjustments.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold or control is lost, such exchange differences are recognized in the consolidated statement of income as part of the gain or loss on sale.
f)Revenue recognition
Our primary source of revenue is from the sale of gold doré or bullion and metal-bearing concentrate. Revenue is recognized in the consolidated financial statements when the following conditions are met:

▪	the significant risks and rewards of ownership have passed to the customer;

▪	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;

▪	the amount of revenue can be measured reliably;

▪	it is probable that economic benefits associated with the sale will flow to us; and

▪	the costs incurred or to be incurred in respect of the sale can be measured reliably.
Revenue from the sale of gold doré or bullion is recognized on the trade settlement date when funds are received.
Revenue from the sale of concentrate is recorded net of charges for treatment, refining and penalties. Net revenues from the sale of by-products are included within revenue.
Concentrate sales are recognized on a provisional basis using our estimate of contained metals. Final settlement is based on applicable commodity prices, based on contractually determined quotational periods, and receipt of final weights and assays, which typically occurs two to six months after shipment.
Variations between the price recorded when revenue was initially recognized and the actual final price are caused by changes in metal prices. This feature causes concentrate receivables to be measured at fair value through profit and loss (“FVTPL”).
g)Cash and cash equivalents
Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash and excludes any restricted cash that is not available for use by us.

SSR Mining Inc.	Financial Statements Year-End 2017 | 13

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
h)Inventory
Stockpiled ore, leach pad inventory and finished goods are valued at the lower of average cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation, depletion and amortization and directly attributable overhead costs. NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.
Any write-downs of inventory to NRV are recorded within cost of sales in the consolidated statements of income. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. The cost of stockpiled ore inventory is derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost as ore is processed. Quantities of stockpiled ore are verified by periodic surveys.
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. The cost of leach pad inventory is derived from current mining and leaching costs and removed as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage.
Finished goods inventory includes metal concentrates at site and in transit and doré at a site or refinery or bullion in a metal account.
Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence.
Inventory that is not planned to be processed or used within one year is classified as non-current.
i)Mineral properties
Capitalized costs of mineral properties include the following:

▪	Costs of acquiring exploration and development stage properties in asset acquisitions, or the value attributed to properties acquired in a business combination;

▪	Economically recoverable exploration and evaluation expenses;

▪	Expenditures incurred to develop mining properties;

▪	Certain costs incurred during production;

▪	Estimates of close down and restoration costs; and

▪	Borrowing costs incurred that are attributable to qualifying mineral properties.
(i)    Acquisition of mineral properties
The costs of acquiring exploration and development stage properties, including transaction costs, in an asset purchase are capitalized as an exploration and evaluation asset or a mineral property at cost. The value attributed to acquiring mineral properties at an operating mine in a business combination is recognized as a

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Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
mineral property. The value attributed to acquiring exploration potential in a business combination is recognized as an exploration and evaluation asset.
(ii)   Exploration and evaluation expenditures
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with acquiring the rights to explore, prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed until it is probable that future economic benefits will flow to us. We use the following criteria to assess the economic recoverability and probability of future economic benefits:

▪
Viability: A Mineral Reserve, as defined by NI 43-101, has been established that demonstrates a positive financial return, and/or where there is a history of conversion to Mineral Reserves at operating mines; and

▪	Authorizations: Necessary permits, access to critical resources and environmental programs exist or are reasonably obtainable.
Once future economic benefits are expected, further exploration and evaluation expenditures are capitalized at cost and recognized as an exploration and evaluation asset. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property.
(iii)  Development expenditures
Once we have met the criteria for capitalization of exploration and evaluation expenditures and we have a high probability of obtaining necessary authorizations, we consider that a project is technically feasible and commercially viable, evidenced by approval to commence the development and construction of a mine, the carrying value of the exploration and evaluation asset is reclassified as a mineral property. All costs, including pre-operating costs are capitalized until the point that the mineral property is capable of operating as intended by us. This is determined by: (i) completion of operational commissioning of major mine and plant components; (ii) operating results being achieved consistently for a period of time; (iii) indicators that these operating results will be continued; and (iv) other factors being present, including one or more of the following: a significant portion of the plant/mill capacity being achieved; a significant portion of available funding being directed towards operating activities; a predetermined, reasonable period of time being passed; or significant milestones for the development of the mineral property being achieved.
In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping, with the stripping ratio being the ratio of waste material to ore. Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.
Once the mineral property is capable of operating as intended, further operating costs, including depreciation, depletion and amortization, are included within inventory as incurred.

SSR Mining Inc.	Financial Statements Year-End 2017 | 15

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(iv) Costs incurred during production
During the production phase of an open pit mine, where stripping activities result in improved access to ore, we recognize a capitalized stripping asset when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is estimated; the cost of waste removal in excess of the stripping ratio is capitalized, and the cost of waste and ore removal in line with the average stripping ratio is recorded in inventory. The capitalized stripping asset is amortized using a unit of production method over the identified component of the ore body.
At underground mining operations, we incur development costs to build new shafts, drifts and ramps that enable us to access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the underground mine, and which only provide an economic benefit over the period of mining that area, are depreciated on a units of production basis relating to that particular area of the mine.
(v) Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to our relevant general borrowings during the period.
j)Plant and equipment
Plant and equipment is stated at cost less accumulated depreciation and accumulated impairment charges.
The cost of an item of plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.
Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.
Costs incurred for major overhaul of existing equipment and sustaining capital are capitalized as plant and equipment and are subject to depreciation once they are available for use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of inventory.
k)Depreciation
(i)    Mineral properties
Our mineral properties are classified as either those being subject to depreciation or not yet subject to depreciation. On acquisition of a mineral property, we prepare an estimate of the fair value attributable to Mineral Reserves, Mineral Resources and exploration potential attributable to the property. The fair value attributable to Mineral Resources is classified to mineral properties not subject to depreciation. As Mineral Resources are converted into Mineral Reserves at operating properties a portion of the asset balance is reclassified as subject to depreciation using an average cost per ounce of Mineral Resource.

SSR Mining Inc.	Financial Statements Year-End 2017 | 16

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Mineral properties subject to depreciation are depreciated using the units-of-production method. In applying the units of production method over the recoverable ounces to which the asset specifically relates, depreciation is calculated using the recoverable ounces extracted from the mine in the period as a percentage of the total recoverable ounces expected to be extracted in current and future periods based on Mineral Reserves.
No amortization is charged during the evaluation and development phases as the asset is not available for use.
(ii)   Plant and equipment
The carrying amounts of plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life-of-mine ("LOM") or lease, if shorter. Depreciation starts on the date when the asset is available for its intended use. The major categories of plant and equipment are depreciated on a straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 7 years
Furniture and fixtures	7 years
Vehicles	2 - 5 years
Mining equipment	5 - 9 years
Mobile equipment components	2 - 9 years
Buildings	LOM
Mine plant equipment	LOM
Underground infrastructure	LOM
Leasehold improvements	Lease term

Land is not depreciated.

Assets under construction are not depreciated until available for their intended use.

We conduct a review of residual values, useful lives and depreciation methods employed for property, plant and equipment annually, and when events and circumstances indicate that such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.
l)Goodwill
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to cash generating units ("CGUs"). CGUs are the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mining interest that is an operating mine is typically a CGU.

Goodwill arises principally because of the following factors: (i) the ability to capture buyer-specific synergies arising upon a transaction; and (ii) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

SSR Mining Inc.	Financial Statements Year-End 2017 | 17

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
m)Review of asset carrying values and impairment assessment
Goodwill is not amortized; instead it is tested annually for impairment. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time.
Non-financial assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
We conduct reviews to assess for any indications of impairment of asset values. External factors such as changes in current and forecast metal prices, operating costs and other market factors are also monitored to assess for indications of impairment.
If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to dispose (“FVLCTD”) and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the consolidated statement of income.
FVLCTD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.
VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.
Impairment is normally assessed at the level of CGUs, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.
Non-financial assets, other than goodwill, that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place. Goodwill that has been previously impaired is not reversed.
n)Share capital
Common shares issued by us are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.
o)Share-based payments
Equity-settled share-based payment arrangements such as our stock option plan are initially measured at fair value at the date of grant, which is recognized as a share-based compensation expense in the consolidated statement of income over the vesting period, with a corresponding increase to equity. We estimate the fair value of stock options granted using the Black-Scholes option pricing model and estimate the expected forfeiture rate at the date of grant.
Arrangements considered to be cash-settled are the Directors’ Deferred Share Unit (“DSU”) Plan, the Restricted Share Unit (“RSU”) Plan and the Performance Share Unit (“PSU”) Plan. The fair values of these are recognized as share-based compensation expenses in the consolidated statement of income over the vesting period, with a corresponding increase to accrued liabilities. The fair value of DSUs, PSUs, and RSUs is estimated based on the quoted market price of our common shares and are remeasured at each reporting period.
When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

SSR Mining Inc.	Financial Statements Year-End 2017 | 18

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
p)Taxation
The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statement of income except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.
(i)   Current income tax
Current tax for each of our taxable entities is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statement of financial position.
(ii)   Deferred tax
Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.
(iii)  Royalties and other tax arrangements
Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current liabilities and included within cost of sales.
(iv)  Value added tax (“VAT”)
VAT may be paid in countries where recoverability is uncertain. In these cases, VAT payments are either deferred within exploration and evaluation assets or inventory costs, or expensed if related to exploration and evaluation costs. If we ultimately recover the amounts that have been deferred, the amount received will be applied to reduce any associated asset. If the amounts were previously expensed, the recovery will be recognized in the consolidated statement of income.

q)	Income per share
Basic income per share is calculated by dividing the net income attributable to our shareholders by the weighted average number of shares outstanding during the reporting period.

SSR Mining Inc.	Financial Statements Year-End 2017 | 19

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Diluted income per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.
r)Financial instruments
We classify our financial instruments in the following categories: at FVTPL, fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)	Classification
We determine the classification of financial instruments at initial recognition.
Financial assets

▪
Debt The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current or non-current assets based on their maturity date. If the business model is not to hold the asset, it is classified as FVTPL.

•
Equity Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

Financial liabilities
Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or we have opted to measure at FVTPL.

(ii)	Measurement
Financial assets and liabilities at FVTPL
Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of income in the period in which they arise. Where we have opted to designate a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in OCI.

Financial assets at FVTOCI
Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

SSR Mining Inc.	Financial Statements Year-End 2017 | 20

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Derivative financial instruments
When we enter into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions. Derivatives are classified as FVTPL unless designated as hedges, as described below.
Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. However, the classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract. Commodity-based derivatives resulting from provisional sales prices of metals in concentrate are classified as FVTPL with changes in value recognized in revenue.

(iii)	Impairment of financial assets
Impairment of financial assets at amortized cost
We recognize a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

(iv)	Derecognition
Derecognition of financial assets and liabilities
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated OCI.

(v)	Fair value of financial instruments
The fair values of quoted investments are based on current prices. If the market for a financial asset is not active (and for unlisted securities), we establish fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

(vi)	Hedge accounting
Derivative Instruments
Derivative instruments are recorded at fair value on the consolidated statement of financial position, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated statement of financial position unless there is a legal right to offset and intent to settle on a net basis.

SSR Mining Inc.	Financial Statements Year-End 2017 | 21

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Fair Value Hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.
Cash Flow Hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of income. Amounts accumulated in OCI are transferred to the consolidated statement of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in OCI are transferred from OCI and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the consolidated statement of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to the consolidated statement of income.

Non-Hedge Derivatives
Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of income.
s)Provisions for close down and restoration and for environmental clean-up costs
Close down and restoration costs include dismantling and demolition of infrastructure, the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.
The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are adjusted within the property, plant and equipment asset to which the provision relates. If no asset remains any change in a provision is charged or credited to the consolidated statement of income in the period. These costs are then depreciated over the life of the asset to which they relate, typically using the units of production method. The accretion or unwinding of the discount applied in establishing the net present value of provisions is charged to the consolidated statement of income as a finance expense.
t)Leases
Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.
All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

SSR Mining Inc.	Financial Statements Year-End 2017 | 22

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
u)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and/or notes to the consolidated financial statements, and the judgments and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below.
Areas of judgment that have the most significant effect on the application of accounting policies in the consolidated financial statements are:

▪	Review of non-current asset carrying values and impairment assessment;

▪	Determination of capitalized stripping activities;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Deferred tax assets and liabilities;

▪	Functional currency;

▪	Contingencies; and

▪	Determination of the timing of derecognition of exploration and evaluation assets.
Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of non-current asset carrying values and impairment assessment;

▪	Mineral Reserves and Mineral Resources estimates;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Determination of the fair values of share-based compensation;

▪	Valuation of financial instruments;

▪	Deferred tax assets and liabilities; and

▪	Contingencies.
Each of these judgments and estimates is considered in more detail below.

SSR Mining Inc.	Financial Statements Year-End 2017 | 23

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Review of non-current asset carrying values and impairment assessment
In accordance with our accounting policy (note 2(m)), goodwill is tested for impairment annually and each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If an impairment test is required, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of FVLCTD or VIU.

The evaluation of asset carrying values for indications of impairment includes judgments of both external and internal sources of information, including such factors as market and economic conditions, metal prices and forecasts, production budgets and forecasts, and LOM estimates.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income.

Mineral Reserves and Mineral Resources estimates
We estimate Mineral Reserves and Mineral Resources based on information prepared by Qualified Persons as defined by NI 43-101. Mineral Reserves are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of capitalized stripping activities
We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, in estimating the average stripping ratio for each component, and in using judgment to determine the period over which the capitalized stripping asset is amortized.

Determination of useful lives of property, plant and equipment
We use the units of production method to depreciate mineral properties, whereby depreciation is calculated using the quantity of ore extracted from the mine in the period as a percentage of the total quantity of ore expected to be extracted in current and future periods. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives and residual values.
Valuation of inventory
Stockpiled ore and finished goods
Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV.

SSR Mining Inc.	Financial Statements Year-End 2017 | 24

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Leach pad inventory
In determining the value of the leach pad, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.
Material and supplies inventory
In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.
Close down and restoration provision
Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the LOM. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within mineral properties and depreciated over the lives of the assets to which they relate.
The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.
Deferred tax assets and liabilities
The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Functional currency
The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in note 2(e).

SSR Mining Inc.	Financial Statements Year-End 2017 | 25

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Contingencies
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.

Determination of the timing of derecognition of exploration and evaluation assets
Judgment is required in assessing certain criteria to determine when derecognition of an exploration and evaluation asset has occurred.
v)Future accounting changes
The following new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The effective date of the standard is the annual reporting periods beginning on or after January 1, 2018. We are currently finalizing the assessment of the impact on our consolidated financial statements, and we have reached the following preliminary conclusions:

▪	Gold doré or bullion sales – sales of gold bullion will not be affected by IFRS 15, and we are currently assessing the appropriate timing of recognition of revenue from doré sales

▪	Concentrate sales – recognition of these sales will not be affected by IFRS 15, but we will begin separate presentation of provisional pricing adjustments within our revenue note disclosure.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements, but expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

SSR Mining Inc.	Financial Statements Year-End 2017 | 26

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	ACQUISITIONS AND CHANGE IN INTEREST ON MINERAL PROPERTIES

a)Puna Operations Joint Venture

On March 31, 2017, we exercised our option on the Chinchillas project and on May 31, 2017 formed a jointly owned company with Golden Arrow Resources Corporation ("Golden Arrow") called Puna Operations Inc. ("Puna Operations") for the development of the property. The jointly owned company, holding the Pirquitas and Chinchillas properties, is owned 75% by SSR Mining and we are the operator. This transaction is expected to extend the Puna Operations operating life by approximately eight years.

Under the terms of the arrangement we paid the option exercise payment to Golden Arrow of $12,972,000, net of cash acquired.

At May 31, 2017 we recognized an asset of $28,839,000 representing the fair value of the Chinchillas mineral property acquired. In addition, we recognized a non-controlling interest of $18,573,000. As we retain control of Puna Operations, the difference between the carrying value of the assets acquired and liabilities assumed and the non-controlling interest, was recognized in equity attributable to our shareholders; this totaled $1,342,000.

b)Acquisition of Seabee Gold Operation

On May 31, 2016, we completed the acquisition of Claude Resources and its Seabee Gold Operation, an underground operating gold mine in Saskatchewan, Canada for a total purchase price of $329,402,000. The acquisition of Claude Resources is consistent with our strategic goal of adding operating mines in well-established, low risk mining jurisdictions. The purchase price for the acquisition of all of the issued and outstanding shares of Claude Resources consisted of 0.185 of a SSR Mining common share plus C$0.001 in cash for each common share of Claude Resources, and we also assumed all of the outstanding options of Claude Resources and the holders of those options received the right to acquire our common shares.

The acquisition was a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values were determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. Acquisition costs, in the form of advisory, legal and other professional fees, associated with the transaction to acquire Claude Resources of $4,757,000 were expensed as incurred during the year ended December 31, 2016.

Upon the acquisition of Claude Resources, we recognized goodwill of $49,786,000. This goodwill was calculated as the difference between the fair value of the consideration issued for the acquisition of Claude Resources and the fair value of all assets and liabilities acquired. The goodwill arose primarily as a result of the increase in our share price from the date of announcing the acquisition of Claude Resources (C$7.89 per share) to the completion of the acquisition (C$11.35 per share). Goodwill relates to tax synergies and deferred income tax liabilities on the transaction. We are required to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes.

We performed the annual goodwill impairment test at December 31, 2017. For the purposes of the goodwill impairment test, the recoverable amount of the Seabee Gold Operation, which is considered to be the CGU, has been determined using a FVLCTD calculation, which exceeded VIU. The valuation was based on cash flow projections, which incorporate our estimates of forecast metal prices, foreign exchange rates, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, future exploration potential, future operating costs and capital expenditures and the recoverable value of plant and equipment. Projected cash flows under the FVLCTD model are after-tax and discounted using an estimated weighted average cost of capital of a

SSR Mining Inc.	Financial Statements Year-End 2017 | 27

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	ACQUISITIONS AND CHANGE IN INTEREST ON MINERAL PROPERTIES (Continued)

market participant adjusted for asset specific risks. Commodity prices are our estimates of the views of market participants, including a long-term gold price of $1,300 per ounce and the long-term foreign exchange rate of CAD/USD 0.8000 . The post-tax real discount rates adjusted for asset specific risks used for the impairment assessments was 7.0%. The calculated recoverable amount of the CGU exceeded the carrying value at December 31, 2017, and therefore no impairment charge has been recorded.

The following table shows the allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of the identifiable classes of consideration transferred, and amounts by category of assets acquired and liabilities assumed at the acquisition date:

$
37,394,000 common shares issued (1)	325,202
809,286 stock options assumed (2)	4,045
Share exchange cash payment of C$0.001 per Claude Resources share	155
Consideration	329,402

Cash and cash equivalents	16,908
Trade and other receivables	814
Marketable securities	351
Inventory	34,801
Property, plant and equipment
Plant and equipment	52,318
Mineral properties subject to depreciation	62,229
Mineral properties not yet subject to depreciation	128,100
Exploration and evaluation assets	88,734
Goodwill	49,786
Trade and other payables	(4,657)
Debt	(13,707)
Close-down and restoration provisions	(5,464)
Deferred income tax liabilities	(80,811)
Net identifiable assets acquired	329,402

(1)	The common shares were valued at the closing price of our shares on the Toronto Stock Exchange on May 30, 2016 (C$11.35), converted to U.S. dollars at the rate of CAD/USD 0.7662.

(2)
The fair value of options assumed were calculated using a Black-Scholes option pricing model. The weighted average option valuations were based on an expected option life of 1.6 years, a risk free interest rate of 0.6%, a dividend yield of nil, volatility of 60.6% and share price of C$11.35, converted to U.S. dollars at the rate of 0.7662. The options had exercise prices ranging from C$1.70 to C$12.86 and expiry dates ranging from September 1, 2016 to November 24, 2022.

If the Seabee Gold Operation had been consolidated into our operations from January 1, 2016, our consolidated revenue for 2016 would have been approximately $522,452,000 and our consolidated net income for 2016 would have been $64,644,000.

SSR Mining Inc.	Financial Statements Year-End 2017 | 28

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	CASH AND CASH EQUIVALENTS

	December 31, 2017	December 31, 2016
	$	$
Cash	131,589	181,421
Short-term investments	328,275	145,706
	459,864	327,127

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2017	December 31, 2016
	$	$
Trade receivables	14,848	35,590
Value added tax receivables (note 11)	7,004	13,462
Prepayments and deposits	8,875	6,101
Income tax receivable	1,213	2,638
Other taxes receivable	4,824	—
Other receivables	1,288	646
	38,052	58,437

No trade receivables are past due and all are expected to be settled within twelve months.

Credit risk is further discussed in note 23(b). We did not hold any collateral for any receivable amounts outstanding at December 31, 2017 or December 31, 2016.

6.	MARKETABLE SECURITIES

	December 31, 2017	December 31, 2016
	$	$
Balance, beginning of year	148,944	88,184
Additions	5,295	7,329
Additions from the acquisition of Seabee Gold Operation (note 3)	—	351
Disposals	(72,132)	(5,327)
Fair value adjustments	31,894	58,407
Balance, end of year	114,001	148,944

Subsequent to the reporting date, we disposed of marketable securities for cash proceeds of $24,983,000.

SSR Mining Inc.	Financial Statements Year-End 2017 | 29

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	INVENTORY

	December 31, 2017	December 31, 2016
	$	$
Current:
Finished goods	19,262	11,627
Stockpiled ore	6,806	30,574
Leach pad inventory	128,783	86,696
Materials and supplies	27,730	26,018
	182,581	154,915
Non-current materials and supplies (note 8)	3,973	1,811
	186,554	156,726

Following the formation of our Puna Operations joint venture in 2017, which extended the operating life of the Pirquitas plant, we identified supplies inventory that is now expected to be utilized and partially reversed our existing provision by $6,342,000. As at December 31, 2017, we have total provisions of $7,250,000 (2016 - $15,376,000) for supplies inventory that we no longer expect to utilize.

Purchase commitments

At December 31, 2017, we had purchase obligations for supplies and consumables of approximately $15,963,000 (2016 - $17,164,000).

8.	OTHER ASSETS

	December 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	3,079	—	3,061
Deferred consideration (2)(3)(4)	2,394	15,639	2,720	8,335
Derivative asset	1,287	—	—	—
Non-financial assets:
Non-current value added tax receivable (note 11)	—	6,751	—	6,531
Non-current inventory (note 7)	—	3,973	—	1,811
	3,681	29,442	2,720	19,738

(1)	We have cash and security deposits in relation to our close down and restoration provisions of $1,895,000 (December 31, 2016 - $1,877,000).

(2)
On October 31, 2016, we sold our Parral properties in Chihuahua, Mexico, including the Veta Colorada, La Palmilla, and San Patricio properties, to Endeavour Silver Corp. ("Endeavour Silver") for consideration of:

•	1,198,083 shares of Endeavour Silver, valued at $5,272,000;

•
The right to receive $200,000 worth of Endeavour Silver shares for each one million silver ounces included in an estimate of Measured and Indicated Mineral Resources in accordance with NI 43-101 to be prepared by Endeavour Silver in respect of the San Patricio and La Palmilla properties, initially valued at $1,091,000; and

•	We have retained a 1.0% net smelter returns royalty on all mineral products from the San Patricio and La Palmilla properties.

(3)	On November 1, 2016, we sold our Diablillos and M-18 properties in Argentina to Abra Plata (formerly Huayra Minerals Corporation) for consideration of:

•
19.9% equity stake in Abra Plata, with free carried interest until the completion of a financing of $5,000,000 or more, valued at $2,887,000. By December 31, 2017, $3,992,000 of financing had been completed with the balance completed in January 2018;

SSR Mining Inc.	Financial Statements Year-End 2017 | 30

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	OTHER ASSETS (Continued)

•
Cash payments of $1,100,000 which we received by December 31, 2017, and $13,000,000 ($250,000 received by December 31, 2017) within four years, valued initially at $7,452,000 using a discount rate of 20%; and

•	We have retained a 1.0% net smelter returns royalty on production from each of the projects.

(4)	On May 2, 2017, we sold our Berenguela project in Peru to Valor Resources Limited ("Valor") for consideration of:

▪	145,881,177 shares of Valor, valued at $1,098,000;

▪	Additional shares from financing over the next year, valued at $520,000;

▪	Cash payment of $12,000,000 over the next 5 years ($150,000 received by December 31, 2017), valued at $6,726,000 using a discount rate of 15%; and

•	We have retained a 1.0% net smelter returns royalty on production from the project.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2017
	Plant and equipment (1)	Mineral properties subject to depreciation (3)	Mineral properties not yet subject to depreciation (2)(3)	Exploration and evaluation assets(4)	Total
	$	$	$	$	$
Cost
Balance, beginning of year	509,008	306,277	89,288	136,992	1,041,565
Additions	33,738	43,118	33,589	758	111,203
Disposals	(13,555)	—	—	(1,000)	(14,555)
Impairment reversal	24,357	—	—	—	24,357
Property write downs	—	(747)	—	(899)	(1,646)
Change in estimate of close down and restoration provision	(8,458)	(670)	—	—	(9,128)
Transfers	—	45,295	(45,295)	—	—
Balance, end of year	545,090	393,273	77,582	135,851	1,151,796

Accumulated depreciation
Balance, beginning of year	(276,170)	(101,567)	—	—	(377,737)
Charge for the year	(50,915)	(76,339)	—	—	(127,254)
Disposals	11,824	—	—	—	11,824
Balance, end of year	(315,261)	(177,906)	—	—	(493,167)

Net book value at December 31, 2017	229,829	215,367	77,582	135,851	658,629

SSR Mining Inc.	Financial Statements Year-End 2017 | 31

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	December 31, 2016
	Plant and equipment (1)	Mineral properties subject to depreciation(3)	Mineral properties not yet subject to depreciation(2)(3)	Exploration and evaluation assets(5)	Total
	$	$	$	$	$
Cost
Balance, beginning of year	425,157	142,397	—	78,182	645,736
Acquisition of Seabee Gold Operation (note 3)	52,318	62,229	128,100	88,734	331,381
Additions	42,625	48,940	946	2,126	94,637
Disposals	(10,948)	—	—	(8,635)	(19,583)
Change in estimate of close down and restoration provision	—	(42)	—	—	(42)
Transfers	(144)	52,753	(39,758)	(23,415)	(10,564)
Balance, end of year	509,008	306,277	89,288	136,992	1,041,565

Accumulated depreciation
Balance, beginning of year	(233,023)	(64,001)	—	—	(297,024)
Charge for the year	(47,313)	(37,566)	—	—	(84,879)
Disposals	4,166	—	—	—	4,166
Balance, end of year	(276,170)	(101,567)	—	—	(377,737)

Net book value at December 31, 2016	232,838	204,710	89,288	136,992	663,828

(1)	Includes assets under construction of $17,307,000 at December 31, 2017 (December 31, 2016 - $6,113,000).

(2)	Includes assets under construction of $3,715,000 at December 31, 2017 (December 31, 2016 - $1,833,000).

(3)
We converted inferred Mineral Resources to Mineral Reserves at our Seabee Gold Operation and correspondingly have transferred$45,295,000 (December 31, 2016 - $52,609,000) from mineral properties not yet subject to depreciation to being subject to depreciation.

(4)
On January 16, 2017, we entered into an option agreement with Silver One Resources Inc. ("Silver One") in respect of our Candelaria project in the United States for consideration consisting of $1,000,000 worth of Silver One shares issued on January 20, 2017, and three annual installments of $1,000,000 worth of Silver One shares. Under the terms of this agreement, Silver One will have three years to evaluate the Candelaria project. On January 19, 2018, we received the second installment of $1,000,000 worth of Silver One shares.

(5)
Prior to our sale of Bereguela property on May 2, 2017 (note 8), due to the advanced stage of the negotiations at December 31, 2016, the project was recognized as held for sale and reclassified from exploration and evaluation assets. Upon recognition as held for sale, an impairment test was performed and the estimated fair value of the consideration, discounting future cash payments at 15%, was less than the carrying value. Therefore, we recognized an impairment of $2,466,000 in the consolidated statement of income for the year ended December 31, 2016 (note 19).

SSR Mining Inc.	Financial Statements Year-End 2017 | 32

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT (Continued)

Impairment reversal of non-current assets

On May 31, 2017 we formed the Puna Operations joint venture (note 3), which is estimated to have an operating life of approximately eight years. As a result of this transaction the operating life extension was considered to be an indicator of reversal of previous impairments that had been recognized against Pirquitas plant assets.

The maximum impairment reversal that is permitted is to return the asset balance to the carrying value at which it would have been had no previous impairments been recorded, which was $24,357,000 higher than the existing carrying value.

We determined that the fair value less cost to dispose of the cash generating unit significantly exceeded the maximum permitted impairment reversal. A discounted cash flow analysis was performed using a discount rate of 10% and the following estimated metal prices;

	2017	2018	2019	2020	LT
Silver / oz	$17.93	$18.72	$19.14	$19.53	$19.65
Lead / lb	$1.01	$1.03	$1.02	$0.99	$0.94
Zinc / lb	$1.27	$1.31	$1.24	$1.18	$1.06

As a result we recognized an impairment reversal of $24,357,000 in 2017.

Capital commitments and operating leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $10,207,000 at December 31, 2017 (2016 - $1,493,000) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. At December 31, 2017, we have operating lease commitments totaling $1,084,000 of which $532,000 is expected to be paid within a year and $552,000 is expected to be paid within two to five years.

SSR Mining Inc.	Financial Statements Year-End 2017 | 33

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX

Income tax expense differs from the amount that would be computed by applying the Canadian statutory rate of 26% (2016: 26%) to income before income taxes. The reasons for the differences are as follows:

Years ended December 31	2017	2016
	$	$
Income before taxes	74,587	80,985
Statutory tax rate	26.00%	26.00%
Expected income tax	19,392	21,056

Decrease resulting from:
Permanent differences	(17,048)	(15,321)
Foreign exchange	4,806	(2,752)
Differences in foreign and future tax rates	48,167	2,249
Mining & overseas withholding tax	5,134	9,498
Expired losses	3,658	—
Change in estimates in respect of prior years	(484)	(5,970)
Tax benefits not recognized in prior year reversed in current year	—	(3,412)
Movement in deferred tax not recognized	(60,540)	7,601
Other	36	3,079
Total income tax expense	3,121	16,028

Current tax expense	3,094	17,886
Deferred tax expense	27	(1,858)
Total income tax expense	3,121	16,028

In the normal course of business we are subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by us in computing current and future income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amounts of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. We provide for potential differences in interpretation based on the best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to our current and future income taxes.

United States tax reform

In December 2017 tax reform was enacted in the United States. The significant changes include (i) a reduction to corporate income tax rates from 35% to 21% effective January 1, 2018, and (ii) a repeal of corporate Alternative Minimum Tax (AMT) which together resulted in a deferred tax recovery of $6,449,000 on our net deferred tax liability in the United States.

Argentina tax reform

In December 2017 tax reform was enacted in Argentina, that resulted in a reduction in long-term corporate income tax rates from 35% to 25%. As at December 31, 2017 we do not recognize any deferred tax assets in Argentina, but the impact of the rate change results in an increase in deferred tax expense included in our rate reconciliation due to a reduction in deferred tax assets as a result of the future tax rate change of $44,886,000, offset by a corresponding reduction in deferred tax expense due to a decrease in unrecognized deferred tax assets.

SSR Mining Inc.	Financial Statements Year-End 2017 | 34

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX (Continued)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities for the years ended December 31, 2017 and 2016 are presented below:

					Balance as at December 31, 2017
	Net balance at beginning of year	Recognized in statement of income	Recognized in OCI	Acquisition of Seabee Gold Operation	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$	$
Marketable securities	(16,949)	—	3,744	—	(13,205)	—	(13,205)
Inventory	(1,984)	(5,260)	—	—	(7,244)	—	(7,244)
Property, plant and equipment	(96,614)	15,320	—	—	(81,294)	1,016	(82,310)
Close down and restoration provision	3,917	(2,130)	—	—	1,787	1,787	—
Convertible notes	(5,497)	1,441	—	—	(4,056)		(4,056)
Carry forward tax loss and tax credits	20,682	3,404	(2,256)	—	21,830	21,830	—
Mining and foreign withholding tax	(37,151)	(2,076)	—	—	(39,227)	—	(39,227)
Other	17,805	(10,726)	(246)	—	6,833	13,981	(7,148)
Net deferred tax (liabilities) assets before set-off	(115,791)	(27)	1,242	—	(114,576)	38,614	(153,190)
Offset tax	—	—	—		—	(38,614)	38,614
Net deferred tax (liabilities) assets	(115,791)	(27)	1,242	—	(114,576)	—	(114,576)

					Balance as at December 31, 2016
	Net balance at beginning of year	Recognized in statement of income	Recognized in OCI	Acquisition of Seabee Gold Operation (note 3)	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$	$
Marketable securities	(7,398)	—	(9,551)	—	(16,949)	—	(16,949)
Inventory	(4,882)	5,031	—	(2,133)	(1,984)	—	(1,984)
Property, plant and equipment	(25,499)	1,496	—	(72,611)	(96,614)	109	(96,723)
Close down and restoration provision	2,750	(308)	—	1,475	3,917	3,917	—
Convertible notes	(6,938)	1,441	—	—	(5,497)	—	(5,497)
Carry forward tax loss and tax credits	16,408	(8,247)	1,948	10,573	20,682	20,682	—
Mining and foreign withholding tax	(10,694)	(1,256)	—	(25,201)	(37,151)	—	(37,151)
Other	7,227	3,700	(208)	7,086	17,805	18,024	(219)
Net deferred tax (liabilities) assets before set-off	(29,026)	1,857	(7,811)	(80,811)	(115,791)	42,732	(158,523)
Offset tax	—	—	—	—	—	(41,636)	41,636
Net deferred tax (liabilities) assets	(29,026)	1,857	(7,811)	(80,811)	(115,791)	1,096	(116,887)

As at December 31, 2017, there was a deferred tax liability of $22,744,000 (December 31, 2016 - $26,598,000) for temporary differences of $75,814,000 (December 31, 2016 - $88,661,000) related to investments in subsidiaries. However, this liability was not recognized because we control the dividend policy of our subsidiaries (i.e. we control the timing of reversal of the related taxable temporary differences and we are satisfied that they will not reverse in the foreseeable future).

SSR Mining Inc.	Financial Statements Year-End 2017 | 35

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX (Continued)

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. Our unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

Years ended December 31	2017	2016
	$	$
Inventory	11,237	4,063
Property, plant and equipment	79,336	116,852
Close down and restoration provision	38,027	37,717
Carry forward tax loss and tax credits	396,830	420,007
Other items	75,327	63,778
Unrecognized deductible temporary differences	600,757	642,417

At December 31, 2017, we had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are utilized to offset applicable deferred tax liabilities and losses for which deferred tax assets are not recognized as listed in the table above. Losses expire at various dates and amounts between 2018 and 2037.

As at December 31, 2017	$
Argentina	399,680
Mexico	53,064
Peru	71
Canada	6,877
U.S.A.	7,181
Tax operating losses	466,873

Canada Revenue Agency Reassessment

On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the Canada Revenue Agency (“CRA”) in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. In order to appeal the NOR, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid C$24,090,000 ($19,231,000) (the “Deposit”) to the CRA and recorded this amount plus accrued interest as an income tax receivable. In August 2016, we announced that we executed minutes of settlement (the “Settlement Agreement”) with the Department of Justice (“DOJ”) to resolve the NOR in our favor. Pursuant to the terms of the Settlement Agreement, the CRA issued a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the NOR, and refunded to us the Deposit, plus accrued interest from the date of payment of the Deposit.

SSR Mining Inc.	Financial Statements Year-End 2017 | 36

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	VALUE ADDED TAX RECEIVABLE

	December 31, 2017	December 31, 2016
	$	$
Current (note 5)	7,004	13,462
Non-current (note 8)	6,751	6,531
	13,755	19,993

Value added tax ("VAT") paid in Argentina in relation to the Puna Operations is recoverable under Argentina law during the production stage of a mine and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries.

The VAT receivables balance in Argentina is denominated in Argentine pesos. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars, as discussed further in note 23(a)(ii).

Certain VAT receivables in Argentina are only recoverable against local sales. As a result of cessation of open pit mining at the Puna Operations in 2017, there is uncertainty about our ability to fully recover VAT receivables from local sales, and therefore, we have provided for $3,603,000 of VAT receivables at December 31, 2017 (December 31, 2016 - $3,365,000). We believe that the remaining balance is fully recoverable and have not provided an allowance, as discussed further in note 23(b).

12.	TRADE AND OTHER PAYABLES

	December 31, 2017	December 31, 2016
	$	$
Trade payables	16,740	17,083
Accrued liabilities	29,574	34,636
Accrued royalties	6,276	5,377
Income taxes payable	4,385	1,247
Accrued interest on convertible notes (note 14(a))	3,178	3,157
	60,153	61,500

SSR Mining Inc.	Financial Statements Year-End 2017 | 37

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	PROVISIONS

	December 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	9,085	36,952	67,130	—
Restructuring provision (2)	—	—	7,329	—
Close down and restoration provision (3)	978	57,352	8,347	55,562
Other provisions	1,250	—	—	—
	11,313	94,304	82,806	55,562

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Puna Operations. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that the Puna Operations was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converted the export duty liability to ARS, we agreed to pay ARS 1,057,444,000 ($68,621,000 undiscounted) with a 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6,646,000 of export duty that we paid. At December 31, 2016 we had accrued a provision for $67,130,000 for unpaid duties but had not accrued for potential interest and penalties.

Entering the tax moratorium resolved the existing liability, and we recognized the new ARS liability at estimated net present value of future cash outflows by discounting expected future payments using a discount rate of approximately 20% per annum over the 60-month period. We paid 5%, or $3,431,000, when entering the moratorium on March 31, 2017 and recognized the reduction in the liability of $4,303,000 as a reduction to cost of sales. We subsequently paid principal and interest of $13,455,000 under the moratorium and recognized interest expense of $7,616,000 in the period from March 31, 2017 to December 31, 2017.

(2)
As at December 31, 2016, we provided for various employee termination benefits as a result of anticipated employee reductions at the Puna Operations due to the pit closure in 2017. As at December 31, 2017, all employee termination benefits were paid.

(3)	Our close down and restoration provision relates to the restoration and closure of our mining operations and exploration and evaluation assets (note 9).

The changes in the close down and restoration provision during the years ended December 31, 2017 and December 31, 2016 were as follows:

	December 31, 2017	December 31, 2016
	$	$
Balance, beginning of year	63,909	58,920
Provision from acquisition of Seabee Gold Operation (note 3)	—	5,464
Provision removed from sale of exploration and evaluation asset (note 8)	—	(257)
Settled during the year	(926)	(838)
Accretion expense	3,380	3,624
Foreign exchange gain (loss)	396	(163)
Revisions and new estimated cash flows	(8,429)	(2,841)
Balance, end of year	58,330	63,909

Less: current portion	(978)	(8,347)
Non-current close down and restoration provision	57,352	55,562

SSR Mining Inc.	Financial Statements Year-End 2017 | 38

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	PROVISIONS (Continued)

Following notice of our intent to exercise our option on the Chinchillas project (note 3), we re-assessed the estimated timing of reclamation cash flows for the Pirquitas property. The extension of the life of the Pirquitas plant has resulted in cash flows related to decommissioning the plant and reclamation of the mine site being extended out by approximately eight years. The impact was a reduction of our close down and restoration provision of $8,317,000, of which $8,458,000 recorded against the carrying value of the plant, and $141,000 was recognized as a benefit in the income statement as the associated mineral property asset had been fully depreciated.

Material provisions are calculated as the present value of estimated future net cash outflows based on the following key assumptions:

▪	Discount interest rates: Marigold mine 2.6% (2016 - 2.6%), Puna Operations 9.9% (2016 - 9.9%), Seabee Gold Operation 2.3% (2016 - 2.3%).

▪	Settlement of obligations expected to occur over the next 21 years at the Marigold mine, 16 years at the Puna Operations and 12 years at the Seabee Gold Operation.

▪	A 1% change in the discount rate would increase or decrease the provision on a consolidated basis by approximately $4,573,000, while holding other assumptions consistent.

14.	DEBT AND CREDIT FACILITY

a)	Debt

We have $265,000,000 of senior convertible unsecured notes (the "Notes") outstanding. The Notes mature on February 1, 2033 and bear a contractual interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $20.00 per common share.

At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the Notes in full or in part, for cash.

Holders of the Notes have the right to require us to repurchase all or part of their Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into their debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity.

The debt portion has been recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

SSR Mining Inc.	Financial Statements Year-End 2017 | 39

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	DEBT AND CREDIT FACILITY (Continued)

The movement in the debt portion of the Notes during the years ended December 31, 2017 and 2016 are comprised of the following:

	December 31, 2017	December 31, 2016
	$	$
Balance, beginning of year	223,211	211,242
Accretion of discount	13,147	11,969
Interest accrued in period	7,619	7,619
Interest paid	(7,619)	(7,619)
Balance, end of year	236,358	223,211
Accrued interest outstanding (note 12)	(3,178)	(3,157)
Non-current portion of Notes outstanding	233,180	220,054

b)Credit facility

On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes. During 2017 we extended the maturity of our Credit Facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25,000,000 accordion.

The term of the Credit Facility is three years, maturing on June 8, 2020. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.25% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin.

All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by certain of our assets, certain of our material subsidiaries, and pledges of the securities of our material subsidiaries. In connection with the Credit Facility, we must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at December 31, 2017 we were in compliance with these covenants.

As at December 31, 2017, we had utilized $7,700,000 (December 31, 2016 - $7,600,000) of the Credit Facility to support certain letters of credit.

c)Other

Upon our acquisition of Seabee Gold Operation (note 3) on May 31, 2016, we immediately fully repaid amounts outstanding on its credit facility of $13,707,000. Seabee Gold Operation' credit facility was immediately terminated upon repayment. In 2016, we also repaid a bank loan in Argentina with outstanding principal of $3,845,000.

SSR Mining Inc.	Financial Statements Year-End 2017 | 40

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS
a)Authorized capital
We have unlimited authorized common shares with no par value.
During 2017, we implemented a new share compensation plan for stock options, performance share units and restricted share units. The new plan provides for treasury settlement up to an aggregate total of 6.5% of our issued and outstanding common shares. No units were granted under the new plan in 2017.
b)Stock options
Our existing incentive plan, approved by our shareholders, under which options to purchase common shares may be granted to officers, employees and others at the discretion of the Board of Directors. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of our stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.
The changes in stock options issued during the years ended December 31, 2017 and December 31, 2016 are as follows:

	2017		2016
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)
Outstanding, beginning of year	3,038,707	8.52	3,193,106	8.97
Granted	489,305	12.50	798,020	7.19
Assumed in connection with the acquisition of Seabee Gold Operation (note 3)	—	—	809,286	6.35
Exercised	(440,317)	(6.60)	(1,181,387)	(7.28)
Forfeited	(111,335)	(11.25)	(580,318)	(8.70)
Outstanding, end of year	2,976,360	9.35	3,038,707	8.52
During the year ended December 31, 2017, options granted to officers and employees had exercise prices ranging from C$12.01 to C$14.12 (December 31, 2016 - C$7.17 to C$7.27) and expiry dates ranging from January 1, 2024 to April 1, 2024.
As of December 31, 2017, incentive stock options constitute 2.5% (2016 - 2.5%) of issued and outstanding common share capital. The aggregate intrinsic value of vested share options (market value less exercise price) at December 31, 2017 was $4,076,000 (December 31, 2016 - $3,870,000).
The weighted average fair value of stock options granted during the year ended December 31, 2017 and year ended December 31, 2016 were estimated to be C$5.97 and C$3.34 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, based on the following assumptions:

Years ended December 31	2017	2016
Forfeiture rate (%)	3.0	3.0
Dividend yield (%)	—	—
Average risk-free interest rate (%)	1.00	0.63
Expected life (years)	4.2	4.2
Volatility (%)	60.9	59.5

SSR Mining Inc.	Financial Statements Year-End 2017 | 41

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Continued)
Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.
The weighted average share price, at the date of grant, of stock options granted in 2017 was C$12.50 (2016 - C$7.19).
The weighted average share price at the date of the exercise of stock options in 2017 was C$13.50 (2016 - C$15.53).
The following table summarizes information about stock options outstanding and exercisable at December 31, 2017:

	Stock options outstanding		Stock options exercisable
Exercise prices (C$)	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
3.30 - 7.02	585,719	3.3	382,281	5.53
7.03 - 7.36	800,162	4.4	308,411	7.22
7.37 - 11.95	758,815	3.7	592,148	9.11
11.96 - 28.78	831,664	3.9	367,709	16.75
	2,976,360	3.9	1,650,549	9.63

c)Deferred Share Units
Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of our common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of our common shares at the date of grant. DSUs vest immediately and are redeemable in cash on the date the director ceases to be our director.

Years ended December 31	2017	2016
	Number of DSUs	Number of DSUs
Outstanding, beginning of year	535,579	439,136
Granted	73,184	96,443
Outstanding, end of year	608,763	535,579
DSUs granted in the year ended December 31, 2017 had a fair value of C$12.95 per unit (2016 - C$10.13). DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at December 31, 2017, the weighted average fair value was C$11.07 per unit (December 31, 2016 - C$12.01 per unit).
At December 31, 2017, an accrued liability of $5,372,000 (2016 - $4,791,000) was outstanding.

SSR Mining Inc.	Financial Statements Year-End 2017 | 42

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Continued)
d)Restricted Share Units
RSUs are granted to employees based on the value of our share price at the date of grant. The awards have a graded vesting schedule over a three-year period. The terms of the plan provide the Board of Directors the discretion to elect to settle the units in either cash or shares.
To date, all RSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to our operations, whereby it is included in cost of inventory, or exploration and evaluation costs.

Years ended December 31	2017	2016
	Number of RSUs	Number of RSUs
Outstanding, beginning of year	704,055	640,077
Granted	242,565	409,279
Settled	(313,003)	(244,982)
Forfeited	(92,611)	(100,319)
Outstanding, end of year	541,006	704,055

RSUs granted in the year ended December 31, 2017 had a weighted average fair value of C$14.06 per unit (2016 - C$7.27 per unit). RSUs settled in the year ended December 31, 2017 were settled at a fair value of C$13.98 per unit (2016 - C$8.09). As at December 31, 2017, the weighted average fair value was C$11.07 per unit (December 31, 2016 - C$12.01 per unit).
At December 31, 2017, an accrued liability of $3,339,000 (2016 - $3,561,000) was outstanding.

e)Performance Share Units
PSUs are granted to senior executives, and vest after a performance period of three years. The vesting of these awards is based on our total shareholder return in comparison to our peer group and awards vested range from 0% to 200% of initial PSUs granted. The terms of the plan provide the Board of Directors the discretion to elect to settle PSUs in either cash or shares.
To date, all PSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses.

Years ended December 31	2017	2016
	Number of PSUs	Number of PSUs
Outstanding, beginning of year	524,550	413,150
Granted	159,850	276,000
Settled	(190,000)	(125,950)
Forfeited	(102,968)	(38,650)
Outstanding, end of year	391,432	524,550
PSUs granted in the year ended December 31, 2017 had a weighted average fair value of C$12.62 per unit (2016 - C$7.17 per unit). PSUs settled in the year ended December 31, 2017 were settled at a fair value of C$13.97 per unit (December 31, 2016 - C$17.32). As at December 31, 2017, the weighted average fair value was C$9.47 per unit (2016 - C$12.29 per unit).
At December 31, 2017, an accrued liability of $1,299,000 (2016 - $3,818,000) was outstanding.

SSR Mining Inc.	Financial Statements Year-End 2017 | 43

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Continued)
f)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the years ended December 31, 2017 and 2016 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2017	2016
	$	$
Equity-settled
Cost of inventory	190	97
General and administrative expense	1,988	1,999
Exploration, evaluation and reclamation expenses	41	37
Cash-settled
Cost of inventory	1,639	2,109
General and administrative expense	2,237	5,948
Exploration, evaluation and reclamation expenses	—	100
Total	6,095	10,290

SSR Mining Inc.	Financial Statements Year-End 2017 | 44

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	OTHER RESERVES AND NON-CONTROLLING INTEREST

a)	Reserves

	2017	2016
	$	$
Foreign currency translation reserve
At beginning of year	781	781
At end of year	781	781

Revaluation reserves
At beginning of year	(23,121)	(74,992)
Gain on marketable securities at FVTOCI, net of tax	25,948	51,161
Unrealized gain on effective portion of derivative, net of tax	526	710
At end of year	3,353	(23,121)

Share-based compensation reserve
At beginning of year	49,524	47,604
Options issued pursuant to the acquisition of Seabee Gold Operation (note 3)	—	4,045
Stock options exercised	(1,339)	(4,258)
Share-based compensation	2,219	2,133
At end of year	50,404	49,524

Other
At beginning of year	(28,198)	(28,198)
Recognition of joint venture	(1,342)	—
At end of year	(29,540)	(28,198)

Total other reserves at December 31	24,998	(1,014)

b)	Non-controlling Interest

	2017	2016
	$	$
At beginning of year	—	—
Recognition of non-controlling interest	18,573	—
Funding from non-controlling interest	2,320	—
Total comprehensive income for the year attributable to non-controlling interest	2,150	—
Total non-controlling interest at December 31	23,043	—

SSR Mining Inc.	Financial Statements Year-End 2017 | 45

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	OPERATING COSTS BY NATURE

a)Cost of sales

Years ended December 31	2017	2016
	$	$
Cost of inventory	242,998	250,506
Depletion, depreciation and amortization	102,416	75,569
Moratorium (settlement) / export duty accrued (note 13)	(4,303)	1,512
(Recovery) write down of inventory provision (note 7)	(5,710)	3,701
Restructuring costs (1)	109	5,692
	335,510	336,980

(1) During 2017, we recorded restructuring costs of $109,000 (2016 - $5,692,000) as it related to employee termination costs incurred at Pirquitas in conjunction with the cessation of open pit mining in 2017.

b)General and administrative expenses

Years ended December 31	2017	2016
	$	$
Salaries and benefits	9,029	8,885
Share-based compensation	4,225	7,947
Consulting and professional fees	2,288	1,380
Travel expense	562	552
Rent expense	703	682
Insurance expense	569	658
Computer expenses	789	697
Depreciation and amortization	202	262
Shareholder and investor relations	323	234
Listing and filing fees	251	140
Directors fees and expenses	227	163
Other expenses	1,139	491
	20,307	22,091

SSR Mining Inc.	Financial Statements Year-End 2017 | 46

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	FINANCE INCOME AND EXPENSES
a)Interest earned and other finance income

Years ended December 31	2017	2016
	$	$
Interest earned	4,132	1,670
Accretion income on deferred consideration	1,998	96
Total interest earned and other finance income	6,130	1,766

b)Interest expense and other finance expenses

Years ended December 31	2017	2016
	$	$
Interest expense on convertible notes (note 14)	(7,619)	(7,619)
Accretion expense on convertible notes (note 14)	(13,147)	(11,969)
Accretion of close down and restoration provision (note 13)	(3,380)	(3,624)
Interest expense on bank loan	—	(513)
Interest on moratorium	(7,616)	—
Other finance expenses	(3,108)	(2,243)
Total interest expense and other finance expenses	(34,870)	(25,968)

19.	OTHER (EXPENSES) INCOME

Years ended December 31	2017	2016
	$	$
Loss on disposal of plant and equipment	(3,068)	(4,018)
Write-down of held for sale asset	—	(2,466)
Write-down of mineral properties	(906)	—
Royalty income	1,417	604
Other	(510)	70
	(3,067)	(5,810)

SSR Mining Inc.	Financial Statements Year-End 2017 | 47

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20.	INCOME PER SHARE

The calculations of basic and diluted income per share for the years ended December 31, 2017 and 2016 are based on the following:

Years ended December 31	2017	2016

Income for the year	$71,466	$64,957
Non-controlling interest	2,150	—
Income attributable to equity holders of SSR Mining used in the calculation of income per share	69,316	64,957

Weighted average number of common shares issued (thousands)	119,593	103,267
Adjustments for dilutive instruments:
Stock options (thousands)	1,088	1,317
Weighted average number of common shares for diluted income per share (thousands)	120,681	104,584

Basic income per share	$0.58	$0.63
Diluted income per share	$0.57	$0.62

21.	OPERATING SEGMENTS

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, exploration and evaluation projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure. We have assessed that all exploration and evaluation segments have similar characteristics as they are engaged in similar activities (mineral exploration) and none of the segments are income-producing.

Our three operating properties, the Marigold mine, the Seabee Gold Operation and the Puna Operations, are considered as individual operating segments which derive their revenues from the sale precious metals. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Marigold mine;

▪	Seabee Gold Operation;

▪	Puna Operations; and

▪	Exploration and evaluation properties.

SSR Mining Inc.	Financial Statements Year-End 2017 | 48

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21. OPERATING SEGMENTS (Continued)

Following the formation of the Puna Operations joint venture (note 3), the Pirquitas property was combined with the Chinchillas project into the Puna Operations operating segment and the segment has been amended accordingly. The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Year ended and at December 31, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$		$	$	$	$
Revenue	250,825	108,334	89,614	—	—	448,773
Cost of inventory	(129,176)	(51,683)	(62,139)	—	—	(242,998)
Depletion, depreciation and amortization	(54,983)	(40,375)	(7,058)	—	—	(102,416)
Export duties reversal (note 13)	—	—	4,303	—	—	4,303
Restructuring costs (note 17)	—	—	(109)	—	—	(109)
Inventory (provision) reversal (note 7)	—	(632)	6,342	—	—	5,710
Cost of sales	(184,159)	(92,690)	(58,661)	—	—	(335,510)
Income from mine operations	66,666	15,644	30,953	—	—	113,263

Exploration, evaluation and reclamation expenses	(1,875)	(5,050)	(324)	(8,357)	(375)	(15,981)
Impairment reversal (note 9)	—	—	24,357	—	—	24,357
Operating income (loss)	64,935	10,594	52,788	(8,360)	(18,625)	101,332
Income (loss) before income tax	63,959	10,126	46,379	(14,840)	(31,037)	74,587

Total assets	436,815	418,210	200,590	72,825	409,014	1,537,454
Non-current assets	222,800	346,647	77,112	71,782	798	719,139
Total liabilities	(73,526)	(92,050)	(77,850)	(6,496)	(263,604)	(513,526)

SSR Mining Inc.	Financial Statements Year-End 2017 | 49

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Continued)

Year ended and at December 31, 2016	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$		$	$	$	$
Revenue	256,817	64,826	169,343	—	—	490,986
Cost of inventory	(131,821)	(40,178)	(78,507)	—	—	(250,506)
Depletion, depreciation and amortization	(44,324)	(16,442)	(14,803)	—	—	(75,569)
Export duties	—	—	(1,512)	—	—	(1,512)
Write-down of stockpiles	—	—	(3,701)	—	—	(3,701)
Restructuring costs	—	—	(5,692)	—	—	(5,692)
Cost of sales	(176,145)	(56,620)	(104,215)	—	—	(336,980)
Income from mine operations	80,672	8,206	65,128	—	—	154,006

Exploration, evaluation and reclamation expenses	(1,339)	(1,040)	1,817	(13,649)	(342)	(14,553)
Operating income (loss)	79,384	6,763	65,768	(13,708)	(25,602)	112,605
Income (loss) before income tax	73,705	7,302	52,104	(19,295)	(32,831)	80,985

Total assets	394,963	420,796	94,876	84,184	443,869	1,438,688
Non-current assets	253,373	370,141	26,007	71,441	994	721,956
Total liabilities	(75,101)	(91,627)	(117,091)	(7,146)	(245,844)	(536,809)

(1)
We consolidate Puna Operations which includes non-controlling interest portion of revenues, and income from mine operations for the year ended December 31, 2017 of $12,361,000 and $4,039,000, respectively, (2016: $nil and $nil)

(2)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

SSR Mining Inc.	Financial Statements Year-End 2017 | 50

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Continued)

Revenue by product
Our Marigold mine and Seabee Gold Operation produce gold in doré form. This is unrefined gold bullion bars usually consisting of in excess of 90% gold that is refined to pure gold bullion prior to sale to our customers, which are typically bullion banks.
Puna Operations produces silver concentrate, which is sold to smelters or traders for further refining. During 2017, one concentrate customer accounted for 7% (2016 - 15%) of our total revenue.

Years ended December 31	2017	2016
	%	%
Gold	80	65
Silver	20	35

Non-current assets by location

	December 31, 2017	December 31, 2016
	$	$
Canada	348,455	372,389
United States	224,612	256,184
Argentina	79,250	26,008
Mexico	66,131	66,561
Other	691	814
Total	719,139	721,956

SSR Mining Inc.	Financial Statements Year-End 2017 | 51

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Our financial instruments include cash and cash equivalents, trade receivables, marketable securities, other financial assets, trade and other payables, moratorium and our Notes.
a)Financial assets and liabilities by category

At December 31, 2017	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	—	459,864	—	459,864
Trade receivables (1) (note 5)	—	14,848	—	14,848
Marketable securities (note 6)	—	—	114,001	114,001
Other financial assets (note 8)	14,773	7,626	—	22,399
Total financial assets	14,773	482,338	114,001	611,112

Financial liabilities
Trade and other payables	45,759	10,009	—	55,768
Non-current portion of debt (note 14(a))	233,180	—	—	233,180
Total financial liabilities	278,939	10,009	—	288,948

At December 31, 2016	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	—	327,127	—	327,127
Trade receivables (1) (note 5)	—	35,590	—	35,590
Marketable securities (note 6)	—	—	148,944	148,944
Other financial assets (note 8)	7,152	6,964	—	14,116
Total financial assets	7,152	369,681	148,944	525,777

Financial liabilities
Trade and other payables	48,083	12,170	—	60,253
Non-current portion of debt (note 14(a))	220,054	—	—	220,054
Total financial liabilities	268,137	12,170	—	280,307

(1)	Certain trade receivables are classified as FVTPL due to the derivative identified through provisional pricing arrangements discussed in note 2(f).

SSR Mining Inc.	Financial Statements Year-End 2017 | 52

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

b)Fair value of financial instruments

	December 31, 2017		December 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Trade and receivables	14,848	14,848	36,236	36,236
Marketable securities (note 6)	114,001	114,001	148,944	148,944
Other financial assets (note 8)	22,399	22,399	14,116	14,116
Non-current portion of debt (note 14(a)) (1)	(233,180)	(259,578)	(220,054)	(245,515)
	(81,932)	(108,330)	(20,758)	(46,219)

(1)The fair value of the Notes includes both the debt and equity components.

The carrying values of cash and cash equivalents and trade and other payables approximate their fair values due to their short maturity.

Fair value hierarchy

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at December 31, 2017
	Quoted prices in active market (1)	Significant other observable inputs (2)	Significant unobservable inputs (3)	Total
	$	$	$	$
Recurring measurements
Trade receivables	—	14,848	—	14,848
Marketable securities (note 6)	114,001	—	—	114,001
Other financial assets	—	—	6,338	6,338
Derivative assets	—	1,287	—	1,287
Accrued liabilities	—	(10,009)	—	(10,009)
	114,001	6,126	6,338	126,465

Non-recurring measurements
Deferred consideration	—	—	7,399	7,399
	—	—	7,399	7,399

Fair values disclosed
Convertible notes	(259,578)	—	—	(259,578)
	(259,578)	—	—	(259,578)

SSR Mining Inc.	Financial Statements Year-End 2017 | 53

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

	Fair value at December 31, 2016
	Quoted prices in active market (1)	Significant other observable inputs (2)	Significant unobservable inputs (3)	Total
	$	$	$	$
Recurring measurements
Trade receivables	—	35,590	—	35,590
Marketable securities (note 6)	146,887	—	2,057	148,944
Other financial assets	—	—	6,964	6,964
Accrued liabilities	—	(12,170)	—	(12,170)
	146,887	23,420	9,021	179,328

Non-recurring measurement
Deferred consideration	—	—	7,152	7,152
	—	—	7,152	7,152

Fair values disclosed
Convertible notes	(245,515)	—	—	(245,515)
	(245,515)	—	—	(245,515)

(1) Marketable securities of publicly quoted companies, consisting of FVTOCI investments are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The fair value disclosed for our Notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

(2) Trade receivables from provisional invoices are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Accrued liabilities relating to DSUs, RSUs, and PSUs and derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

(3) Certain items of deferred consideration from the sale of exploration and evaluation assets (note 8) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in note 2(r)(v). Marketable securities of a private company are included in Level 3 in 2016 as it had no observable market data. During the year ended December 31, 2017, we transferred $2,057,000 from Level 3 to Level 1 following the reverse take-over ("RTO") of Huayra Minerals Corporation ("HMC") the shares of a previously private company that we classified as Level 3 became publicly traded and the fair value is now based upon observable market data (note 8). There were no reclassifications during 2016.

SSR Mining Inc.	Financial Statements Year-End 2017 | 54

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪	global or regional consumption patterns;

▪	the supply of, and demand for, these commodities;

▪	speculative activities;

▪	the availability and costs of substitutes;

▪	inflation; and

▪	political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metal as part of our overall corporate strategy.
We hedge a portion of our diesel consumption with the objective of securing future costs. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.
A 10% increase or decrease in the silver prices as at December 31, 2017, with all other variables held constant, would have resulted in a $987,000 (December 31, 2016 - $2,918,000) increase or decrease to our trade receivables and after-tax net income.

As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.

SSR Mining Inc.	Financial Statements Year-End 2017 | 55

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Continued)

The costs relating to our production activities vary depending on market prices on mining consumables including diesel fuel and electricity.
During 2017, under our risk management policy we have used swaps and options to manage a portion of our cost of diesel. Our instruments are based on the ultra low sulphur Gulf Coast diesel index for diesel consumed at the Marigold mine. As at December 31, 2017, the spot price of diesel was $1.98/gallon and we have hedged the following future anticipated usage at the Marigold mine:

	2018	2019
Gallons hedged (in thousands)	3,276	252
Estimated usage	32.1%	2.5%
Floor price ($/gallon)	1.32	1.26
Cap price ($/gallon)	1.90	1.90
For the year ended December 31, 2017, we had a mark-to-market gain of $117,000 (2016 - $688,000) on outstanding diesel fuel hedges recognized in other comprehensive income. As at December 31, 2017, the value of our outstanding diesel fuel hedges was $444,000 (December 31, 2016 - $177,000). As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in OCI. A 10% change in prices would have a $9,861,000 impact on total comprehensive income at December 31, 2017 (December 31, 2016 - $12,958,000). We did not hedge any securities in 2017 or 2016.

(ii)  Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2017
	Canadian dollar	Argentine peso
Cash	5,342	17,223
Value added tax receivable	206	12,242
Other financial assets	200	884
Trade and other payables (excluding VAT and income taxes)	(17,017)	(5,021)
Provisions	—	(47,287)
Total	(11,269)	(21,959)

SSR Mining Inc.	Financial Statements Year-End 2017 | 56

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Continued)

	December 31, 2016
	Canadian dollar	Argentine peso
Cash	15,325	11,858
Value added tax receivable	398	17,826
Other financial assets	—	1,184
Trade and other payables (excluding income taxes)	(17,084)	(16,474)
Provisions	—	(7,329)
Total	(1,361)	7,065

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.

Over the course of 2017, ARS continued to devalue by approximately 17% compared to 22% in 2016. Following our entry into the moratorium in Argentina, our U.S. dollar export duty provision was converted into an Argentine peso liability (note 13). Correspondingly, we now have a net Argentine peso liability position which has resulted in foreign exchange gains as a result of the devaluation of the Argentine peso.

The Canadian dollar was relatively stable through most of 2017, ending the year having appreciated by 7% (2016 - 3%) and closing at 0.8000 U.S. dollar per $1 Canadian dollar . This has benefited the value of our marketable securities and our Canadian dollar cash, while having a marginally negative impact on our Canadian operating costs and liabilities in U.S. dollar terms.

The acquisition of the Seabee Gold Operation in 2016 materially increased our exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into options to manage this exposure. As at December 31, 2017, we had the following hedge positions outstanding:

	2018	2019
Notional amount (in thousands of Canadian dollars)	23,000	8,000
Estimated usage	31.0%	11.3%
Floor level ($1 Canadian dollars per U.S )	0.7835	0.8000
Cap level ($1 Canadian dollars per U.S.)	0.7372	0.7625

For the year ended December 31, 2017, we had a mark-to-market gain of $412,000 (2016 - $22,000) on outstanding hedges recognized in other comprehensive income. As at December 31, 2017, the value of our outstanding foreign exchange hedges was $843,000 (December 31, 2016 - $45,000).

A 10% increase or decrease in the U.S. dollar exchange rate, as at December 31, 2017 and December 31, 2016, on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2017 and December 31, 2016, respectively:

Years ended December 31	2017	2016
	$	$
Canadian dollar	701	101
Argentine peso	1,460	476

SSR Mining Inc.	Financial Statements Year-End 2017 | 57

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Continued)
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and our moratorium liability because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

The resolution of the moratorium in Argentina in 2017 increased our exposure to this risk as the outstanding liability incurs interest based on variable rates with a floor of 1.5% per month. At the current time, we consider this rate of 1.5% to be unlikely to change in the near future.

As at December 31, 2017, the weighted average interest rate earned on our cash and cash equivalents was 0.97% (December 31, 2016 - 0.60%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $2,368,000 (2016 - $1,538,000).

b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

SSR Mining Inc.	Financial Statements Year-End 2017 | 58

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Continued)

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables and Puna credits balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2017 and December 31, 2016 was as follows:

	December 31, 2017	December 31, 2016
	$	$
Cash and cash equivalents	459,864	327,127
Value added tax receivable	13,755	19,993
Trade receivables and other assets	14,848	36,236
Other financial assets	22,399	14,116
	510,866	397,472
At December 31, 2017, no amounts were held as collateral except those discussed above related to other financial assets.

c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in note 23(d). Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
To supplement corporate liquidity, we have a Credit Facility (note 14(b)) of which we utilized $7,700,000 (December 31, 2016 - $7,600,000) to secure certain letters of credit.
In addition, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2017, we had surety bonds totaling $61,186,000 outstanding (December 31, 2016 - $51,199,000).

SSR Mining Inc.	Financial Statements Year-End 2017 | 59

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Continued)

The following is a maturity profile of financial liabilities and moratorium commitments presenting undiscounted cash flows to the contractual maturity date:

	Payments due by period (as at December 31, 2017)					At December 31, 2016
	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	52,590	—	—	—	52,590	60,253
Moratorium	9,085	36,952	—	—	46,037	67,130
Notes (i)	—	265,000	—	—	265,000	265,000
Interest on convertible notes (i)	7,619	11,428	—	—	19,047	26,666
Total contractual obligations	69,294	313,380	—	—	382,674	419,049

(i)
The Notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018 (note 14).

In our opinion, working capital at December 31, 2017 together with future cash flows from operations are sufficient to support our commitments through 2018.

d)Capital management
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of December 31, 2017, we were in compliance with our externally-imposed financial covenants in relation to the Credit Facility (note 14(b)). Our Notes (note 14) do not contain any financial covenants.

SSR Mining Inc.	Financial Statements Year-End 2017 | 60

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS
a)Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2017	2016
	$	$
Salaries and other short-term employee benefits	2,240	2,433
Post-employment benefits	30	29
Share-based compensation (i)	3,176	4,915
Total compensation	5,446	7,377

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU and PSU positions as reported in the consolidated statements of income.
b)Principal Subsidiaries
The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries, the most significant as at December 31, 2017 of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project or purpose
Marigold Mining Company	USA	100%	Marigold
SGO Mining Inc. (formerly Claude Resources Inc.)	Canada	100%	Seabee Gold Operation
Puna Operations Inc.	Canada	75%	Puna Operations
SSR Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Reliant Ventures S.A.C.	Peru	100%	San Luis
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing

SSR Mining Inc.	Financial Statements Year-End 2017 | 61

Notes to the Consolidated Financial Statements
SSR Mining Inc. (formerly Silver Standard Resources Inc.)
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the years ended December 31, 2017 and 2016 are as follows:

Years ended December 31	2017	2016
	$	$
Trade and other receivables	23,232	(14,255)
Inventory	(10,973)	16,291
Trade and other payables	(10,117)	5,680
Provisions	(7,028)	1,470
	(4,886)	9,186

Other adjustments for non-cash income statement items during the years ended December 31, 2017 and 2016 are as follows:

Years ended December 31	2017	2016
	$	$
Share-based payments	2,219	2,133
Export duty adjustment in cost of sales	(4,303)	—
Change in estimate of close down and restoration provision	141	761
Other	5,553	3,511
	3,610	6,405
During the years ended December 31, 2017 and 2016, we conducted the following non-cash investing and financing transactions:

Years ended December 31	2017	2016
	$	$
Common shares issued pursuant to the acquisition of Seabee Gold Operation (note 3)	—	(325,202)
Options issued pursuant to the acquisition of Seabee Gold Operation (note 3)	—	(4,045)
Marketable securities received for sale of exploration and evaluation assets (note 6)	992	7,329
Deferred consideration received for sale of exploration and evaluation asset	—	829
Marketable securities provided as consideration for exploration and evaluation expenses	—	(761)
Transfer of share-based payment reserve upon exercise of stock options	(1,339)	(4,258)
Acquisition of Chinchillas mineral property (note 3)	28,839	—

SSR Mining Inc.	Financial Statements Year-End 2017 | 62